Exhibit 99.3

MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

As of June 30, 2024, and for the Six Months then Ended

Cautionary Statement Regarding Forward-Looking Statements

Certain information included in this analysis may be deemed to be “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995 and other securities laws. Forward-looking statements are often characterized by the use of forward-looking terminology such as “may,” “will,” “expect,” “plans,” “anticipate,” “estimate,” “continue,” “believe,” “should,” “intend,” “project” or other similar words, but are not the only way these statements are identified.

These forward-looking statements may include, but are not limited to, statements relating to our objectives, plans and strategies, statements that contain projections of results of operations or of financial condition, expected capital needs and expenses, statements relating to the research, development, completion and use of our products, and all statements (other than statements of historical facts) that address activities, events or developments that we intend, expect, project, believe or anticipate will or may occur in the future.

Forward-looking statements are not guarantees of future performance and are subject to risks and uncertainties. We have based these forward-looking statements on assumptions and assessments made by our management in light of their experience and their perception of historical trends, current conditions, expected future developments and other factors they believe to be appropriate.

Important factors that could cause actual results, developments and business decisions to differ materially from those anticipated in these forward-looking statements include, among other things:

●	our planned level of revenues and capital expenditures;

●	our ability to market and sell our products;

●	the ability of our clients to continue utilize our products at their current levels;

●	our ability to expand the number and the diversification of customers in order to avoid a material effect on our operating margins, our profitability, our sales and our results of operations as a result of a loss of a significant customer, or a material reduction in sales to a significant customer;

●	our plans to continue to invest in research and development to develop technology for both existing and new products;

●	our ability to maintain our relationships with partners and customers;

●	our ability to maintain or protect the validity of our European, U.S. and other patents and other intellectual property;

●	our ability to engage in future strategic opportunities, including, but not limited to, strategic acquisitions, and achieve any expected benefits there from;

●	our ability to launch and penetrate markets in new locations, including taking steps to expand our worldwide activities and to enter into engagements with new business partners in those markets;

●	our intention to increase marketing and sales activities;

●	our intention to establish partnerships with industry leaders;

●	our ability to locate additional funding available to us on acceptable terms;

●	our ability to retain professional employees and executive members;

●	our ability to internally develop new inventions and intellectual property;

●	our expectations regarding future changes in our cost of revenues and our operating expenses;

●	our expectations regarding our tax classifications;

●	interpretations of current laws and the passages of future laws and/or regulations;

●	our ability to continue to effectively comply with the requirements of Nasdaq;

●	the impact of potential litigation;

●	acceptance of our business model and performance by investors; and

●	general market, political, and economic conditions in the countries in which we operate including those related to recent unrest and actual or potential armed conflict in Israel and other parts of the Middle East, such as the Israel-Hamas war.

The foregoing list is intended to identify only certain of the principal factors that could cause actual results to differ. For a more detailed description of the risks and uncertainties affecting our company, reference is made to our Annual Report on Form 20-F for the year ended December 31, 2023, or our Annual Report, which is on file with the Securities and Exchange Commission, or the SEC, and the other risk factors discussed from time to time by our company in reports filed or furnished to the SEC.

Except as otherwise required by law, we undertake no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

General

Introduction

Unless indicated otherwise by the context, all references in this report to “Alarum”, the “Company”, “we”, “us” or “our” are to Alarum Technologies Ltd. and its subsidiaries. All references in this report to “dollars” or “$” means United States dollars.

You should read the following discussion and analysis in conjunction with our unaudited condensed consolidated financial statements for the six months ended June 30, 2024 and notes thereto, and together with our audited consolidated financial statements for the year ended December 31, 2023 and notes thereto filed with the SEC as part of our Annual Report.

Overview

Alarum is a global provider of internet access and web data collection solutions.

We currently operate in two segments: enterprise internet access and consumer internet access.

Our enterprise internet access and web data collection solutions are provided through our wholly owned subsidiary NetNut Ltd., or NetNut, and offer secured, fast, and anonymous IP Proxy Network Solutions, or IPPN solutions, to our business customers which, in turn, enables them to anonymously and securely browse the internet as well as to collect data from any publicly available source on the web, for their own business purposes. Our IPPN solutions allow organizations to collect vast amounts of accurate, transparent web data from public online sources by simultaneously connecting to the Internet from different IP addresses. Our customers can choose from various types of IPs from our IP pool which contains millions of IPs, including ISP IPs, data center IPs, and residential service provider IPs.

With our solutions, customers gain data-driven information that provides valuable insights with respect to predictive capabilities or behaviors, thereby assisting ongoing business management operation and decision making. An added benefit to our customers is the fact that utilizing our network completely conceals enterprises from the internet by modifying IP addresses, thus ensuring high levels of privacy for their online presence. Our solutions enable access to the internet through millions of end points globally, thus ensuring multiple business use cases, including large-scale data collection and analysis, cyber security, price comparison, ad verification, search engine optimization validations, web data extraction, collection of data for financial analysis, and more.

Our consumer internet access solutions are provided through our wholly-owned subsidiary CyberKick Ltd., or CyberKick, and offer a powerful, secured and encrypted connection, masking consumers’ online activity and keeping them safe from hackers. The solutions are designed for advanced and basic users, ensuring complete protection for all personal and digital information. As part of our focus on generating profitable revenues, we decided in July 2023 to downscale our investment in the consumer internet access segment of our business. We continue to maintain our products and the service only to current paying users, which allows us to generate revenue from past investments in acquiring such users, with minimal costs.

Our Business Model

We generate Software as a Service, or SaaS, revenues when customers subscribe to our enterprise and consumer access platforms and pay for the packages they choose. The packages are usually for the earlier of one to twelve months, or maximum bandwidth usage in the enterprise access segment, and for a month or a year in the consumer access segment. Our revenue is recognized on a straight-line basis over the package period.

Results of Operations

The following discussion of our results of operations for the six months ended June 30, 2024 and 2023, included in the following table, which presents selected financial information data, is based upon our consolidated statements of profit or loss contained in our unaudited condensed consolidated financial statements for those periods, and the related notes.

	For the Six Months Ended June 30,
U.S. dollars in millions	2024	2023
Revenue	17.3	12.7
Cost of revenue	3.9	4.4
Gross profit	13.4	8.3
Operating expenses:
Research and development	2.1	1.9
Selling and marketing	3.4	6.5
General and administrative	2.6	2.3
Impairment of goodwill	-	6.3
Total operating expenses	8.1	17.0
Operating profit (loss)	5.3	(8.7)
Finance income (expense), net	(3.4)	0.1
Profit (loss) before income tax	1.9	(8.6)
Tax benefit (expense)	(0.8)	0.2
Net profit (loss) for the period	1.1	(8.4)

Key Business Metrics

In addition to our results, determined in accordance with International Financial Reporting Standards, or IFRS, we believe the following non-IFRS financial measures are useful in evaluating our operating performance.

EBITDA (EBITDA loss). We define EBITDA (EBITDA loss) as net profit (loss) before depreciation, amortization and impairment of intangible assets, finance income (expense) and income tax.

Adjusted EBITDA. We define Adjusted EBITDA as EBITDA (EBITDA loss) as further adjusted to remove the impact of (i) impairment of goodwill (if any); and (ii) share-based compensation.

Non-IFRS net profit (loss). We define non-IFRS net profit (loss) as net profit (loss) before depreciation, amortization and impairment of intangible assets, impairment of goodwill, finance income (expense) effects primarily related to derivative financial instruments as well as long-term loan, deferred tax effects and share-based compensation.

In accordance with IFRS, we are required to record non-cash expenses and non-core expenses, which have a material effect on our profitability. We believe that these non-IFRS financial measures are useful in evaluating our business because of varying available valuation methodologies, subjective assumptions and the variety of financial instruments that can impact a company’s non-cash expenses, and because they exclude non-cash expenditures such as the expenses mentioned above, that do not reflect the performance of our core business. By excluding non-cash items that have been expensed in accordance with IFRS, we believe that the Company’s non-IFRS results provide information to both management and investors that is useful in assessing the Company’s core operating performance and in evaluating and comparing the Company’s results of ongoing operations on a consistent basis from period to period. Our management also uses both IFRS and non-IFRS information in evaluating and operating our business internally.

The following tables present the reconciled effect of the above on the Company’s Adjusted EBITDA and non-IFRS net profit for the six months ended June 30, 2024, and 2023:

	For the Six Months Ended June 30,
U.S. dollars in millions	2024	2023
Net profit (loss) for the period	1.1	(8.4)
Adjustments:
Depreciation, amortization and impairment of intangible assets	0.3	3.0
Finance expense (income), net	3.4	(0.1)
Tax expense (benefit)	0.8	(0.2)
EBITDA (EBITDA loss)	5.6	(5.7)
Adjustments:
Impairment of goodwill	-	6.3
Share-based compensation	1.0	0.6
Adjusted EBITDA	6.6	1.2

	For the Six Months Ended June 30,
U.S. dollars in millions	2024	2023
Net profit (loss) for the period	1.1	(8.4)
Adjustments:
Depreciation, amortization and impairment of intangible assets	0.3	3.0
Finance expense, net effects	3.3	0.1
Impairment of goodwill	-	6.3
Deferred tax effects	(0.1)	(0.2)
Share-based compensation	1.0	0.6
Non-IFRS net profit	5.6	1.4

Factors Affecting our Performance

We rely on businesses requiring gathering data over the Internet using residential and Data Center IP addresses from various geographies. Also, our revenues from consumer access tools rely on consumers’ willingness to spend money to increase their safety and privacy while using the internet.

Our prospective customers in the enterprise access segment often do not have a specific portion of their information technology budgets allocated for products that address the next generation of privacy solutions. We invest in sales and marketing efforts to increase market awareness, educate prospective customers, and drive the adoption of our offerings. We believe that we will need to invest additional resources in targeted global markets to drive awareness and market adoption. The degree to which prospective customers recognize the mission critical need for collecting valuable information from internet sites will drive our ability to acquire new customers, increase renewals and follow-on sales opportunities, which, in turn, will affect our future financial performance.

Reliance on Large Customers

We work continuously to increase our customer base, in order to reduce reliance on large customers. During the first half of 2024, 44% of our enterprise internet access revenue came from 38 customers who purchased services in amounts ranging between $50,000 and $500,000, and 13% of our revenue was generated from 128 customers who purchased services at amounts ranging between $5,000 and $50,000. As of June 30, 2024, we had 5 customers that purchased services in amounts greater than $500,000, who generated together approximately 42% of the total enterprise internet access business revenues. To the extent any of the Company’s significant customers reduce their purchases of services, our revenues would be adversely impacted; however, an alteration in customer composition could strengthen the Company’s market position and support more sustainable growth.

Expansion from Existing Customers

Our large customer base represents a significant opportunity for further sales expansion. When customers have purchased subscriptions from us, we have achieved significant expansion with them over time as they add additional features, geographic coverage, users, and digital intelligence solutions. We believe the increased spending from our customers is an indication of the value we provide them over time.

An indication of our success to increase spending from existing customers in the enterprise internet access business is our Net dollar-based Retention Rate, or NRR, which compares our Annual Recurring Revenue, or ARR, from the same set of customers as of a certain point in time, relative to the same point in time in the previous year ago period. We calculate our NRR as of a period-end by starting with the ARR from the cohort of all customers as of 12 months prior to such period-end, or the Prior Period ARR. We then calculate the ARR from these same customers as of the current period-end, or the Current Period ARR. Current Period ARR includes any expansion and is net of contraction or attrition over the last 12 months but excludes ARR from new customers in the current period. We then divide the Current Period ARR by the Prior Period ARR to arrive at the point-in-time NRR. We then calculate the average of the trailing four quarter point-in-time NRR to arrive at the NRR. As of June 30, 2024, our NRR was 1.59.

Our NRR may fluctuate due to a number of major factors, such as: material changes in our customers’ businesses; our customers’ satisfaction with our solutions; pricing; support; and the competition which may impact the revenues from significant customers due to changes in our customers’ spending levels.

Comparison of the six months ended June 30, 2024 to the six months ended June 30, 2023

Revenue

The following table summarizes our revenues by source for the periods presented. The period-to-period comparison of results is not necessarily indicative of results for future periods.

	For the Six Months Ended June 30,
U.S. dollars in millions	2024	2023
Revenue by source:
Software as a Service	17.3	10.0
Advertising services	*	2.7
Total revenue	17.3	12.7

*	Less than $0.1 million

Our revenue for the six months ended June 30, 2024, totaled $17.3 million, compared to $12.7 million generated in the six months ended June 30, 2023. The increase in revenue is mainly due to an increase in SaaS revenue in the enterprise internet access segment generated by NetNut, which doubled its revenues from $8.4 million to $16.8 million, primarily due to higher transactions volumes from our customers during the six months ended June 30, 2024. Our decision to scale down our consumer internet access business, drove a partial offset in revenue growth, of which $2.7 million is attributed to advertising revenue and $1.1 million to a drop in the SaaS revenues in this segment from $1.6 million in the first half of 2023 to $0.5 million in the equivalent period in 2024.

Cost of Revenue and Gross Profit

The following table summarizes our cost of revenue for the periods presented, as well as presenting the gross profit as a percentage of total revenue. The period-to-period comparison of results is not necessarily indicative of results for future periods.

	For the Six Months Ended June 30,
U.S. dollars in millions	2024	2023
Internet protocol addresses costs	2.7	1.7
Traffic acquisition costs	-	1.1
Networks and servers	0.4	0.3
Depreciation, amortization and impairment of intangible assets	0.3	0.6
Clearing fees	0.1	0.5
Payroll, related expenses and share-based payment	0.3	0.2
Other	0.1	*
Total cost of revenue	3.9	4.4
Gross profit	13.4	8.3
Gross profit %	78%	65%

*	Less than $0.1 million

Our cost of revenue for the six months ended June 30, 2024, totaled $3.9 million, compared to $4.4 million in the six months ended June 30, 2023. The decrease is primarily attributed to the operational scale down in the consumer internet access segment of $1.5 million, mainly in traffic acquisition costs, partially offset by an increase of $1.1 million in the enterprise internet access segment costs of addresses and networks and servers, to support the increase in revenue.

As a result of a higher increase in revenue compared to cost of revenue, gross profit for the six months ended June 30, 2024, totaled $13.4 million, compared to $8.3 million in the six months ended June 30, 2023, representing an increase of 61%.

Research and Development Expenses

The following table summarizes our research and development expenses for the periods presented. The period-to-period comparison of results is not necessarily indicative of results for future periods.

	For the Six Months Ended June 30,
U.S. dollars in millions	2024	2023
Payroll, related expenses and share-based payment	1.7	1.7
Subcontractors	0.1	*
Other	0.3	0.2
Total research and development expenses	2.1	1.9

*	Less than $0.1 million

Research and development expenses for the six months ended June 30, 2024, totaled $2.1 million, compared to $1.9 million for the six months ended June 30, 2023. The increase is attributed to higher payroll and subcontractors’ costs in the enterprise internet access segment, partially offset by the stoppage of development operations in the consumer internet access segment, mainly payroll and related expenses.

Selling and Marketing Expenses

The following table summarizes our sales and marketing expenses for the periods presented. The period-to-period comparison of results is not necessarily indicative of results for future periods.

	For the Six Months Ended June 30,
U.S. dollars in millions	2024	2023
Payroll, related expenses and share-based payment	2.2	2.0
Media costs	-	1.4
Marketing	0.5	0.3
Professional fees	0.1	0.1
Depreciation, amortization and impairment of intangible assets	0.1	2.5
Other	0.5	0.2
Total selling and marketing expenses	3.4	6.5

Sales and marketing expenses for the six months ended June 30, 2024, totaled $3.4 million, compared to $6.5 million in the six months ended June 30, 2023. The decrease resulted from CyberKick’s (the consumer internet access solutions) intangible assets impairment loss of $2.2 million during the six months ended June 30, 2023, as well as the scale down in its selling and marketing operations, mainly media costs at the amount of $1.4 million, partially offset by a $0.9 million increase in the enterprise internet access segment costs, especially payroll and related expenses.

General and Administrative Expenses

The following table summarizes our general and administrative expenses for the periods presented. The period-to-period comparison of results is not necessarily indicative of results for future periods.

	For the Six Months Ended June 30,
U.S. dollars in millions	2024	2023
Payroll and related expenses and share-based payment	1.5	1.0
Professional fees	0.9	1.1
Other	0.2	0.2
Total general and administration expenses	2.6	2.3

General and administrative expenses for the six months ended June 30, 2024, totaled $2.6 million, compared to $2.3 million in the six months ended June 30, 2023. The change is primarily due to higher payroll and share-based compensation expenses, partially offset by lower professional fees costs.

Impairment of Goodwill

For the six months ended June 30, 2024, no goodwill impairment loss was recorded, compared to $6.3 million in the six months ended June 30, 2023, related to the CyberKick cash-generating-unit.

Operating Profit (Loss)

As a result of the foregoing, our operating profit for the six months ended June 30, 2024, totaled $5.3 million, compared to an operating loss of $8.7 million in the six months ended June 30, 2023.

Finance income (expenses), net

Finance expense, net, for the six months ended June 30, 2024, totaled $3.4 million, compared to financial income, net of $0.1 million in the six months ended June 30, 2023. This change is primarily due to an increase in the fair value of derivative financial instruments, as a result of the sharp rise in the Company’s share price as of June 30, 2024, compared to December 31, 2023.

Tax Benefit (Expense)

Tax expense for the six months ended June 30, 2024, totaled $0.8 million, compared to tax benefit of $0.2 million in the six months ended June 30, 2023. The switch to tax expense is due to the profit before income tax generated by NetNut in the first half of 2024, after utilizing all of its carryforward tax losses.

Net Profit (Loss) for the Period

As a result of the foregoing, our net profit for the six months ended June 30, 2024, totaled $1.1 million, compared to an $8.4 million net loss in the six months ended June 30, 2023.

Liquidity and Capital Resources

Overview

As of June 30, 2024, our cash and cash equivalents of approximately $21.6 million were intended for working capital, capital expenditures, investment in technology and business acquisition purposes.

We believe that our cash and cash equivalents will be sufficient to meet our anticipated cash needs for the foreseeable future and at least for the next 12 months. Our future capital requirements will depend on many factors, including our growth rate, the timing and extent of spending to support development efforts, the expansion of sales and marketing activities, the introduction of new and enhanced product and service offerings, the continuing market acceptance of our products and our pursuit of strategic opportunities, including, but not limited to, strategic acquisitions. If we are unable to raise additional capital when desired or if we cannot generate profit from operating activities, our business, operating results, and financial condition would be adversely affected.

	For the Six Months Ended June 30,
U.S. dollars in millions	2024	2023
Net cash provided by (used in) operating activities	6.3	(0.2)

Net cash provided by investing activities	0.2	-

Net cash provided by financing activities	4.3	0.7

Net increase in cash and cash equivalents	10.8	0.5

Operating Activities

During the six months ended June 30, 2024, net cash provided by operating activities was $6.3 million, primarily attributable to an increase in the Company’s operating profit from the enterprise internet access segment. This increase in cash provided by operating activities represents a $6.5 improvement compared to the $0.2 million used in operating activities during the six months period ended June 30, 2023.

Investing Activities

During the six months ended June 30, 2024, net cash provided by investing activities totaled $0.2 million, compared to no change during the six months ended June 30, 2023, primarily due to interest received on short-term bank deposits.

Financing Activities

During the six months ended June 30, 2024, net cash provided by financing activities totaled $4.3 million, mainly due to warrants and options exercises, compared to $0.7 million which stemmed from funds received mainly from our at-the-market offering of $0.5 million, net of issuance costs, during the six months ended June 30, 2023.

Net increase in Cash and Cash Equivalents

As a result of the foregoing, our cash and cash equivalents increased by $10.8 million during the six months ended June 30, 2024, compared to an increase of $0.5 million during the six months ended June 30, 2023.

Strategic Funding

On August 8, 2022, we signed a strategic funding agreement with O.R.B. Spring Ltd., or O.R.B., as further amended, of up to $4.0 million to support the growth of our consumer access solutions and its customer acquisition program. The repayment of the funding was based on a revenue share model in connection with sales generated from new customers acquired with each funding installment.

As of June 30, 2024, we received aggregate funding of approximately $2.6 million and repaid to O.R.B. an amount of approximately $1.4 million from the revenues that were generated as a result of the funding, and approximately $1.2 million is outstanding.

Private Placement

On September 14, 2023, we completed a private placement offering of an aggregate of 187,225 units, or the Units, at a purchase price of $22.70 per Unit. Each Unit consists of 10 American Depositary Shares, or ADSs, and one non-tradeable warrant, or the Private Placement Warrants (the “PP Warrants”), each exercisable into three ADSs. Net proceeds totaled $3.82 million, after deducting offering costs of approximately $0.4 million.

The PP Warrants are exercisable at any time for a period of 30 months from the offering date upon payment of an exercise price of $2.72 per ADS. In addition, we issued an aggregate amount of 91,851 warrants to purchase 91,851 ADSs to placement agents, or the Agent Warrants, which can be exercised at an exercise price of $2.27 per ADS within 30 months from the offering date.

During the six months ended June 30, 2024, 466,452 PP Warrants were exercised to 466,452 ADSs in exchange for $1.27 million and 61,234 Agents Warrants were exercised to 61,234 ADSs in exchange for $0.14 million. As of June 30, 2024, all PP Warrants and Agent Warrants were exercised.

Current Outlook

As of June 30, 2024, our cash and cash equivalents were approximately $21.6 million. We expect that our current resources will be sufficient to meet our anticipated cash needs for the foreseeable future and at least for the next 12 months. Our operating plans may change as a result of many factors that may currently be unknown to us, which may impact our funding plans. Our future capital requirements will depend on many factors, including:

●	the progress and costs of our research and development activities;

●	the potential costs of contracting with third parties to provide marketing and distribution services for us or for building such capacities internally;

●	the scope of our general and administrative expenses; and

●	potential future acquisitions.

Research and development, patents and licenses, etc.

A comprehensive discussion of our research and development, patents and licenses, etc., is included in “Item 5. Operating and Financial Review and Prospects - Management’s Discussion and Analysis of Financial Condition and Results of Operations” in our Annual Report.

Critical Accounting Estimates

The preparation of financial statements requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting periods. A comprehensive discussion of our critical accounting estimates is included in “Item 5. Operating and Financial Review and Prospects – Management’s Discussion and Analysis of Financial Condition and Results of Operations” section in our Annual Report, as well as our unaudited condensed consolidated financial statements and the related notes thereto for the six months ended June 30, 2024, included elsewhere in this Report Form 6-K.